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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934



                            Rainmaker Systems, Inc.
         ------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                  750875 10 6
         ------------------------------------------------------------
                                (CUSIP Number)

         ABS Capital Partners III, L.P., One South Street 25th Floor,
                  Baltimore, Md. 21202, Attn: Chuck Dieveney
         ------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               January 11, 2001
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No. 750875 10 6                                         Page 2 of 4 Pages
          -----------                                         -----------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ABS Capital Partners III, L.P.
          I.R.S. Identification No. 06-1529414
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                        (b) [_]


--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware, USA
--------------------------------------------------------------------------------
                                7   SOLE VOTING POWER
                                    11,707,248
        NUMBER OF
         SHARES              ---------------------------------------------------
      BENEFICIALLY              8   SHARED VOTING POWER
        OWNED BY                    N/A
          EACH
       REPORTING             ---------------------------------------------------
         PERSON                 9   SOLE DISPOSITIVE POWER
          WITH                      11,707,248

                             ---------------------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                    N/A
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          11,707,248
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          29.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN (Limited Partnership)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 750875 10 6                                         Page 3 of 4 Pages
          -----------                                         -----------------

Item 1. Security and Issuer

          Common Stock

          Rainmaker Systems, Inc.
          1800 Green Hills Road
          Scotts Valley, CA 95066

Item 2. Identity and Background

          (a) ABS Capital Partners III, L.P.
          (b) 1 South Street, 25th Floor
              Baltimore, MD 21202
          (c) ABS Capital Partners III, L.P. is an investment partnership
          (d) None
          (e) None

Item 3. Source and Amount of Funds or Other Consideration

          The consideration paid by ABS Capital Partners III, L.P to purchase shares of Rainmaker Systems Common Stock from The Santa Cruz Operation, Inc. was $3,200,000. The source of those funds was ABS Capital Partners III, L.P's available capital for investment.

Item 4. Purpose of Transaction

          The Common Stock was acquired by ABS Capital Partners III, L.P solely for investment purposes. ABS Capital Partners III, L.P does not have any current intention to purchase additional shares or dispose of its investment or to influence the management of Rainmaker Systems, other than through the presence of Andrew T. Sheehan on its board of directors. Mr. Sheehan has been a director of Rainmaker Systems since February 1999, and his presence on the board is unrelated to this transaction.

Item 5. Interest in Securities of the Issuer

          (a) 11,707,248
              29.9%
          (b) Same as (a) above regarding sole dispositive and voting power; no shares are subject to shared dispositive or voting power
          (c) None
          (d) None
          (e) N/A

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          None

Item 7. Material to Be Filed as Exhibits

          None
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CUSIP No. 750875 10 6                                         Page 4 of 4 Pages
          -----------                                         -----------------


          After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


--------------------------------
Date


--------------------------------
Signature


--------------------------------
Name/Title